FAIRFAX News Release

Stock Symbol: FFH.SV (TSX); FFH (NYSE)

TORONTO, December 3, 2004

SALE OF 2012 NOTES

(Note: All dollar amounts in this press release are expressed in U.S. dollars.)

Fairfax Financial Holdings Limited today announced the sale of $200 million of its 73/4% Senior Notes due 2012 at an issue price of 99%. Fairfax intends to use the proceeds from this offering to purchase the $112 million of debt tendered to date pursuant to its debt tender offer announced on November 18, 2004 and to purchase other outstanding debt, including the €45.7 million vendor note due in 2007.

Prem Watsa, Chairman and CEO of Fairfax, stated; “Our financing goals for 2004 were to significantly deleverage our balance sheet, remove refinancing risk and maintain significant cash at the holding company. When we close this debt issue, our equity financing announced on October 28, 2004 (which is subject to regulatory approval) and our debt tender offer, I believe we will have clearly met these goals:

•	We will have meaningfully delevered by issuing $300 million of new equity.

•	After purchasing the debt currently tendered to our debt tender offer and retiring the remaining $27.5 million of debt maturing in April 2005, we will have retired $409.7 million (or 75%) of our 2005, 2006 and 2008 debt maturities since January 1, 2004.

•	With our holding company cash (approximately $325 million at September 30, 2004) and the approximately $300 million proceeds of our equity offering, we will have effectively removed refinancing risk until 2012 while maintaining very significant cash at the holding company.”

The closing of this debt financing is conditional upon the closing of Fairfax’s above-mentioned equity financing and its above-mentioned debt tender offer.

Banc of America Securities LLC acted as sole book-running manager for this offering, which is expected to close on or about December 21, 2004. A copy of the prospectus supplement and related base shelf prospectus may be obtained from Banc of America Securities LLC, Prospectus Department, 100 West 33rd Street, New York, NY 10001, Phone: (646) 733-4166.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact:     Bradley P. Martin, Vice President, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946